Exhibit 99.74

ENCORE ENERGY ANNOUNCES COMPLETION OF AZARGA URANIUM ACQUISITION: CREATION OF TOP TIER UNITED STATES ISR URANIUM COMPANY

CORPUS CHRISTI, Texas, Jan. 4, 2022 /CNW/ - enCore Energy Corp. (“enCore”) (TSXV: EU) (OTCQB: ENCUF) and Azarga Uranium Corp. (“Azarga Uranium”) (TSX:AZZ, OTCQB:AZZUF, FRA:P8AA) are pleased to announce the closing of the previously announced plan of arrangement (the “Arrangement”) whereby encore has acquired all of the outstanding shares of Azarga Uranium. The Arrangement consolidates an industry leading pipeline of exploration and development stage in-situ recovery (“ISR”) projects, including two production licenses and focused uranium projects in preferred, permittable United States jurisdictions and resources of approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1.

enCore’s assets include the licensed Rosita & Kingsville production facilities in South Texas, the advanced-stage Dewey Burdock development project in South Dakota, which has been issued its key federal permits, the PEA-stage Gas Hills Project, located in Wyoming, and a dominant portfolio of large high quality ISR projects throughout Wyoming and New Mexico. The completion of the Arrangement is the second major acquisition by encore within the past twelve months and represents a continuation of enCore’s strategy to create the leading United States ISR uranium producer.

William Sheriff, Executive Chairman of enCore, stated: “ISR production has major operating and capital cost advantages as well as significantly less environmental impact compared to conventional mining. This strategic acquisition adds strong mid-term ISR opportunities in Wyoming and South Dakota to enCore’s pipeline of near term production in Texas and longer-term opportunities in New Mexico. This second major acquisition for enCore within the last 12 months is in keeping with our announced decision to implement the aggressive M&A strategy our team successfully used to quickly build Energy Metals Corp, which was sold for $1.6 billion during the last uranium cycle. We believe industry consolidation in conjunction with an elite operational team are the keys to success in building a leading US ISR company.”

Paul Goranson, Chief Executive Officer of encore, commented: “Dewey Burdock is an excellent advanced ISR uranium project along with the Gas Hills property in Wyoming. Our experienced operating team looks forward to building upon Azarga Uranium’s success to create additional value through development progress and production while continuing to advance our Texas assets to production to deliver into two sales contracts beginning in 2023.”

With this transformational acquisition complete and a strong cash position, work is underway to implement enCore’s operational gameplan:

●	South Texas based Rosita Plant modernization on schedule and on budget for a Q2/22 completion;
●	Expansion of Texas resource base for Rosita production;
●	Rosita project wellfield drilling underway;
●	NI 43-101 resource estimates and reclassification of historic resources nearing completion;
●	Implement an expanded community outreach strategy to develop long term mutually-beneficial opportunities in New Mexico;
●	On-going non-core asset divestment;
●	Evaluation of and advancing future growth opportunities.

With the completion of the transaction, additional work on projects previously held by Azarga Uranium will include:

●	Intensify and accelerate permitting related to the advancement of the Dewey Burdock project in South Dakota;
●	Initiate permitting to advance the Gas Hills project in Wyoming;
●	Advance future development of the Aladdin and Dewey Terrace properties in Wyoming.

Closing of the Arrangement

Pursuant to the Arrangement, encore acquired all of the issued and outstanding common shares of Azarga Uranium on the basis of 0.375 common shares of encore for each Azarga Uranium share. Outstanding warrants and options to purchase common shares of Azarga Uranium were deemed to be exchanged for options and warrants to purchase common shares of encore and were adjusted in accordance with their terms based on the exchange ratio.

The common shares of Azarga Uranium are expected to be delisted from the Toronto Stock Exchange (“TSX”) within 2 to 3 trading days following the closing of the Arrangement in accordance with stock exchange policies. Azarga Uranium will apply to cease to be a reporting issuer under Canadian securities laws.

The U.S. Nuclear Regulatory Commission (“NRG”) is completing a review in connection with the NRC’s consent to the change of control over the Dewey Burdock Source and By-Product Materials License. encore has agreed to maintain the existing Azarga Uranium management and directors in place pending conclusion of the NRC consent process, currently scheduled for February 1, 2022. Following the NRC’s consent, encore will appoint a director from Azarga Uranium to join the encore board of directors, and engage Blake Steele as a strategic advisor to encore, as previously announced.

About enCore Energy Corp.

encore Energy, the most diversified U.S. domestic uranium developer is focused on becoming a leading ISR uranium producer. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore’s initial opportunities are created from enCore’s licensed and past-producing South Texas-located Rosita and Kingsville Dome ISR production facilities, under development, and multiple satellite projects in South Texas plus the changing global uranium supply/demand outlook and opportunities for industry consolidation. The advanced staged Dewey Burdock project in South Dakota and the Gas Hills project in Wyoming add to the large uranium resource endowments in New Mexico creating an outstanding asset base for long term growth and development opportunities with approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1.

About Azarga Uranium Corp.

Azarga Uranium, a 100% owned subsidiary of encore Energy, is an integrated uranium exploration and development company that controls ten uranium projects and prospects in the United States of America (South Dakota, Wyoming, Utah and Colorado), with a primary focus of developing ISR uranium projects. The Dewey Burdock ISR uranium project in South Dakota, USA, which is Azarga Uranium’s initial development priority, has been issued its NRC License and Class Ill and Class V Underground Injection Control permits from the Environmental Protection Agency and Azarga Uranium is in the process of completing other major regulatory permit approvals necessary for the construction of the Dewey Burdock project.

Dr. Douglas H. Underhill, CPG, the Company’s Chief Geologist and a Qualified Person under NI 43-101, has approved the technical disclosure in this news release.

1	Mineral resource estimates are based on technical reports prepared pursuant to NI 43-101 and available on SEDAR as well as company websites at www.encoreuranium.com and www.azargauranium.com.

Cautionary Statements

Certain information contained herein constitutes forward-looking information or statements under applicable securities legislation and rules. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are frequently identified by such words as may, will, plan, expect, anticipate, estimate, intend, indicate, scheduled, target, goal, potential, subject, efforts, option and similar words, or the negative connotations thereof, referring to future events and results. Forward looking statements in this press release include, but are not limited to, statements related to the implementation of enCore’s operational gameplan, additional work on projects previously held by Azarga Uranium, the delisting of the common shares of Azarga Uranium, Azarga Uranium ceasing to be a reporting issuer, changes to the board and management of encore and Azarga Uranium and the anticipated benefits of the Arrangement.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of encore and/or Azarga Uranium to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to: the costs associated with enCore’s objectives; risks and uncertainties related to the COVID-19 pandemic and measures taken to attempt to reduce the spread of COVID-19; and the risks and uncertainties identified in each of encore and Azarga Uranium’s most recent Management’s Discussion and Analysis, filed on SEDAR at www sedar com. Although management of encore and Azarga Uranium have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate. Readers should not place undue reliance on forward-looking statements. Neither encore nor Azarga Uranium will update any forward-looking statements except as required by applicable securities laws. encore and Azarga Uranium caution readers not to place undue reliance on these forward-looking statements and it does not undertake any obligation to revise and disseminate forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of or non-occurrence of any events.

This press release is not and is not to be construed in any way as, an offer to buy or sell securities in the United States. The distribution of the encore common shares in connection with the transactions described herein will not be registered under the U.S. Securities Act and the encore common shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the enCore common shares, nor shall there be any offer or sale of the enCore common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful. Neither the TSX, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX and TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE enCore Energy Corp.

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%SEDAR: 00029787E

For further information: Contact Information: encore Energy Corp., William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: encore Energy Corp.

Ct-NV 07:00e 04-JAN-22

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